UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-41339

Swvl Holdings Corp

The Offices 4, One Central

Dubai World Trade Centre

Dubai, United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On November 29, 2022, Swvl Holdings Corp’s (“Swvl”) issued a total of 1,928,759 Class A Ordinary Shares in connection with a series of acquisitions by Swvl , consisting of up to (a) 1,663,121 Class A Ordinary Shares issued to certain investors pursuant to that certain Sale and Purchase Agreement, dated April 29, 2022, by and among Swvl Global FZE, Swvl, Volt Lines B.V. and the additional parties listed therein, and that certain Deviation Agreement, dated November 21, 2022, by and among Swvl , Swvl Global FZE and Southeast Europe Equity Fund II, LP; (b)  50,000 Class A Ordinary Shares issued to certain investors pursuant to that certain Stock Purchase Agreement, dated November 16, 2021, by and among Swvl Inc., Swvl Global FZE and Viapool Inc. and the additional parties listed therein; (c) 115,638 Class A Ordinary Shares issued to certain investors pursuant to that certain Sale and Purchase Agreement, dated March 24, 2022, by and between Swvl Inc., Swvl Germany GmbH and Door2Door GmbH and the additional parties listed therein; and (d) 100,000 Class A Ordinary Shares issued to certain investors pursuant to that certain Sale and Purchase Agreement, dated August 18, 2021, by and between Swvl Global FZE, Swvl Inc. and Shotl Transportation, S.L. and the additional parties listed therein. The Class A Ordinary Shares described in clauses (a) – (d) of the prior sentence were issued as equity consideration pursuant to Swvl’s acquisitions of Volt Lines B.V. and Door2Door GmbH and acquisitions of controlling interests in Viapool Inc. and Shotl Transportation, S.L. an equity consideration value of $10 per share.

The issuance of the Class A Ordinary Shares did not involve a public offering and was exempt from the requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(a)(2) of the Securities Act, which exempts transactions by an issuer not involving any public offering, and Regulation S promulgated under the Securities Act.

EXHIBIT INDEX

Exhibit	Description of Exhibit

10.1	Sale and Purchase Agreement, dated April 29, 2022, by and between Mohamad Ali Al Halabi, Khaleej 1 Ltd, HEDEF ARAÇ KİRALAMA VE SERVİS A.Ş., March Holding Limited, Stichting DAI & Members, Stichting Turkish Investors, Stichting MEVP Investors, Lill CVC SAPI de CV, Wamda Seed Limited, Stichting Volt Lines ESOP, Commoditynet Holding B.V., WSH Ltd., Southeast Europe Equity Fund II, LP, Swvl Global FZE, Swvl Inc. and Volt Lines B.V. (incorporated by reference to Exhibit 10.25 to Swvl’s Shell Company Report on Form 20-F (File No. 333-264418) filed with the Securities and Exchange Commission on March 27, 2022).
10.2	Deviation Agreement, dated November 21, 2022, by and among Swvl Inc., Swvl Global FZE and Southeast Europe Equity Fund II, LP.
10.3	Sale and Purchase Agreement, dated November 16, 2021, by and between Alejandro Taubas, Alejo Matías Miragaya, Lionel Fridman, Diego Nomberg, Clin Fondo de Inversión Privado, AVP Seed Fund I, Angel Ventures Pacific Alliance Fund II Limited Partnership, Banco Actinver, S.A., Institución de Banca Múltiple, Grupo Financiero Actinver, acting as trustee of Irrevocable Trust F/4862, designated AV Pacific Alliance Trust II, CMPL Angel Seed Fund LP and Swvl Inc., Swvl Global FZE, with Swl Inc. as an obliged delegee of the Buyer Viapool Inc.
10.4	Sale and Purchase Agreement, dated March 24, 2022, by and between Rivertree Beteiligungsgesellschaft mbH, Dr. Günther Lamperstorfer, KfW, Social Media Enterprises GmbH, Ariel Luedi, Dr. Tom Kirschbaum, Maxim Nohroudi, Blirz B22-203 GmbH and Swvl Inc. (incorporated by reference to Exhibit 4.23 to Swvl’s Shell Company Report on Form 20-F (File No. 001-41339) filed with the Securities and Exchange Commission on March 31, 2022).
10.5	Agreement for the Sale and Purchase of Shares of Shotl Transportation, S.L., dated as of August 18, 2021, by and among Swvl Global FZE, Swvl, Marfina, S.L., Camina Lab, S.L., Mr. Osvald Martret Martinez and Mr. Gerard Martret Martinez (incorporated by reference to Exhibit 10.8 to Amendment No. 7 of Swvl’s Registration Statement on Form F-4 (File No. 333-259800) filed with the Securities and Exchange Commission on March 11, 2022).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SWVL HOLDINGS CORP

Date: December 6, 2022	By:	/s/ Youssef Salem
	Name:	Youssef Salem
	Title:	Chief Financial Officer